Exhibit 4.7

Acambis plc
Peterhouse Technology Park 100 Fulbourn Road
Cambridge CB1 9PT UK www.acambis.com
T +44 (0)1223 275 300 F +44 (0)1223 416 300

Strictly Private and Confidential

Dr Thomas P Monath
21 Finn Road
Harvard
Massachusetts 01451
USA

11 March 2002

Dear Tom,

Re: Appointment as a Director

I am delighted that you have agreed to be appointed as Director of the Board. The purpose of this letter (the “Agreement”) is formally to confirm the terms of your appointment as a Director of Acambis plc (the “Company”).

1	Term of Appointment

1.1	Your title will be Chief Scientific Officer.

1.2	Subject to Clauses 1.3 and 6 you shall serve the Company as a Director from 12 March 2002 unless terminated by either party giving the other not less than six months’ notice in writing to terminate these arrangements whereupon this Agreement shall terminate on the expiry of such notice.

1.3	This agreement shall be read in conjunction with the employment agreement that you entered into with Acambis Inc. (formerly OraVax, Inc.) dated 16 May 1991 and as amended from time to time (the “Employment Agreement”). In the event of the Employment Agreement being terminated by either party your appointment under this Agreement will also terminate and you will immediately cease to be a Director. Your appointment as a Director is conditional upon your continued employment by Acambis Inc.

1.4	If, on your retirement by rotation as a Director of the Company in accordance with the requirements of the Company’s Articles of Association (“Articles”), you are not re-elected as a Director of the Company for any reason, then in such circumstances your appointment under this agreement shall terminate automatically with immediate effect. For the avoidance of doubt, termination of your appointment as a Director under this clause 1.4 will not automatically trigger termination of your Employment Agreement.

1.5	Subject to Clauses 1.2, 1.3, 1.4 and 7 your appointment under this Agreement shall terminate on whichever is the earlier of:

1.5.1	termination of your employment under your Employment Agreement;

1.5.2	Acambis Inc. ceasing to be a subsidiary (as defined in section 736 of the Companies Act 1985) of Acambis plc; and

1.5.3	your ceasing to be a Director for any reason.

1.6	Your appointment under this Agreement shall be subject to:

1.6.1	your re-election as a Director at the next Annual General Meeting following the date of your appointment under this Agreement;

1.6.2	your re-election on retirement by rotation at any subsequent Annual General Meeting at which, pursuant to the Articles, you are required to retire by rotation; and

1.6.3	the provisions of the Articles.

2	Powers and Duties

2.1	You shall exercise such powers and perform such duties as are appropriate to your role as a Director of the Company.

You shall comply with all reasonable directions from, and all regulations of, the Company including, without prejudice to the generality of the foregoing, all regulations from time to time in force with respect to confidentiality, dealings in shares and notifications required to be made by a Director to the Company or any other regulatory body under the Companies Acts 1985 and 1989, the Articles or any other regulations of the Company. In addition, you will observe the terms and conditions of The City Code on Takeovers and Mergers and the continuing obligations under the Listing Rules of the UK Listing Authority as the same are applicable to the Company and its Directors from time to time. A copy of the Model Code is appended to the Agreement.

Your duties as a Director will normally require attendance at all Main Board Meetings and General Meetings of the Company as well as making such time available as is necessary to prepare for those meetings and dealing with such matters as might normally be expected of a Director. This may be by way of a telephone conference call.

2.2	Main Board Meetings are held at regular intervals on dates, which will be advised well in advance. There are at least six Main Board Meetings per annum. You will be required to attend Main Board Meetings and such other Main Board Meetings as you and the Company shall agree from time to time.

3	Remuneration

3.1	No remuneration will be paid to you under this Agreement.

4	Expenses

4.1	You will be reimbursed by the Company in respect of all reasonable travelling, hotel and incidental or other out of pocket expenses which are reasonably and properly incurred in attending and returning from Meetings of the Board or Committees of the Board or general meetings of the Company or any other meetings which as a Director you are entitled or invited to attend in the course of your duties under this Agreement provided that on request you shall provide such vouchers or other evidence of actual payment of such expenses that may reasonably be required.

4.2	The Company shall reimburse you for any fees or expenses you incur in taking advice from the Company’s financial and legal advisers or other independent financial and legal advisers in relation to the performance of your duties. Before seeking such advice you should first consult either the Chairman of the Board or another Executive Director of the Company. If you take such advice you should again consult the Chairman or another Executive Director once the fees and expenses you have incurred exceed £5,000.

5	Confidentiality

5.1	You shall not, either during the term of your appointment or thereafter:-

5.1.1	use to the detriment or prejudice of the Company and its subsidiary undertakings (the “Group” and “Group Company” shall be construed accordingly as any of such companies) or divulge or communicate to any person any trade secret or any other confidential information concerning the business or affairs of the Company or the Group (except to employees or directors of any Group Company whose province it is to know the same) which may have come to your knowledge during the term of your appointment under this Agreement; or

5.1.2	use for your own purpose or for any purpose other than those of the Group any information or knowledge of a confidential nature which you may from time to time acquire in relation to any member of the Group but so that this restriction shall cease to apply to any information or knowledge which may come into the public domain (otherwise than through your own default).

5.2	You shall not, during the term of your directorship nor for a period of 12 months after the termination thereof be or become a director or employee or agent of any company, business or enterprise or have or acquire any material financial interest in any enterprise which at the time when you accept such directorship, employment or agency, or acquire such interest, competes with any member of the Group without the prior consent of the Board in writing (such consent not to be unreasonably withheld or delayed).

6	Termination

6.1	Without prejudice to the generality of the foregoing the Company may by notice in writing immediately terminate the arrangements set out herein if you shall:

6.1.1	be in breach of any terms set out in this Agreement which in the case of a breach capable of remedy is not remedied by you within 21 days of receipt by you of a notice from the Company specifying the breach and requiring it to be remedied;

6.1.2	be incompetent, guilty of gross misconduct and/or any serious or persistent negligence or misconduct in respect of your obligations under this Agreement;

6.1.3	fail or refuse after a written warning to carry out the duties reasonably and properly required of you under this Agreement; and

6.1.4	be in breach of any terms set out in your Employment Agreement which in the case of a breach capable of remedy is not remedied by you within 21 days of a receipt by you of a notice from the Company specifying the breach and requesting it to be remedied.

6.2	Upon the termination of these arrangements for whatever reason you shall at the request of the Board and without claim for compensation (except as provided in your Employment Agreement) forthwith resign from office as a Director of the Company and from all other offices held by you in any Group Company (if any) and the Company is irrevocably authorised to appoint a nominee to act on your behalf to execute all documents and to do all things necessary to give effect to this provision. Termination of your employment by Acambis Inc. (as distinct from your appointment under this Agreement) shall be governed by the terms of your Employment Agreement, to the extent inconsistent with the terms of this letter.

6.3	You shall promptly whenever requested by the Company and in any event upon your ceasing to be a Director of the Company deliver up to the Company all lists of clients or customers and all other documents, papers and records which may have been prepared by you or have come into your possession as a Director of the Company. You shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

7	Notices

Any written notice required to be given hereunder by either party to the other should be served by sending the same by registered or recorded delivery post to the last known address of the other party and any receipt issued by the person or authorities shall be conclusive evidence of the fact and date of posting of such notice.

8	Governing Law

The arrangements set out in this Agreement shall be governed by English Law and the English Courts shall have exclusive jurisdiction over any claim or dispute arising under this Agreement.

9	Miscellaneous

The Company Secretary will supply you with any information in relation to the Company which you may require. The Company requires that you complete a Form 288 which includes your formal consent to being appointed and a Directors’ Declaration Card which is required in connection with the Listing Rules of the UK Listing Authority. You will consent to make all relevant disclosures required by the London Stock Exchange and any other relevant body and as required by law. The above documents are enclosed and should be returned to the Company Secretary at your earliest convenience.

Please would you confirm your acceptance of the above terms by signing and returning the attached copy of this Agreement.

Yours sincerely,

Gordon Cameron
Company Secretary

I confirm my acceptance of the above terms.

Dr Thomas Monath

Date: 12/3/02

Acambis plc
Peterhouse Technology Park 100 Fulbourn Road
Cambridge CB1 9PT UK www.acambis.com
T +44 (0)1223 275 300 F +44 (0)1223 416 300

Dr Thomas Monath
21 Finn Road
Harvard
Massachusetts 01451
USA

13 February 2003

Dear Tom,

On the 22 January 2003, the Remuneration Committee agreed that your notice period should be extended from six months’ to 12 months’. The clause in your appointment letter dated 11 March 2002, should therefore read:

1.2	Subject to clauses 1.3 and 6 you shall serve the Company as Director from 12 March 2002 unless terminated by either party giving the other not less than 12 months’ notice in writing to terminate these arrangements whereupon this Agreement shall terminate on the expiry of such notice.

Please do not hesitate to contact me if you have any questions.

Yours sincerely,

Elizabeth Brown
Company Secretary

EMPLOYMENT AGREEMENT

     THIS EMPLOYMENT AGREEMENT (the “Agreement”), made this 16th day of October, is entered into by OraVax, Inc., a Delaware corporation with its principal place of business at 230 Albany Street, Cambridge, Massachusetts 02139 (the “Company”), and Thomas P. Monath, M.D., residing at 9208 Rocky Ridge Road, Rocky Ridge, Maryland 21778 (the “Employee”).

     The Company desires to employ the Employee, and the Employee desires to be employed by the Company. In consideration of the mutual covenants and promises contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, the parties agree as follows:

     1.          Term of Employment. The Company hereby agrees to employ the Employee, and the Employee hereby accepts employment with the Company, upon the terms set forth in this Agreement, for the period commencing on April 17, 1992 (the “Commencement Date”) and ending on April 17,1995 (such period, as it may be extended, the “Employment Period”), unless sooner terminated in accordance with the provisions of Section 4. The Commencement Date may be postponed/accelerated by a period of time mutually agreed to between the Company and the Employee, which period of time shall not exceed three weeks. The Employment Period will be

Employee acknowledges receipt of copies of all such rules and policies committed to writing as of the date of this Agreement.

     3.     Compensation and Benefits.

          3.1     Salary. The Company shall pay the Employee, in monthly installments, an annual base salary of $125,000 for the one-year period commencing on the Commencement Date. Such salary shall be subject to adjustment thereafter as determined by the President.

          3.2     Fringe Benefits. The Employee shall be entitled to participate in all benefit programs that the Company establishes and makes available to its employees to the extent that Employee’s position, tenure, salary, age, health and other qualifications make him eligible to participate, including, but not limited to, the health, dental and disability programs indicated on Schedule A to this Agreement. In addition, the Company shall provide an individual term life insurance policy on the Employee’s life in the amount of five times the Employee’s initial annual base salary as set forth in Section 3.1, designating family member(s) of his choice as beneficiary(ies).

          3.3     Vacation. The Employee shall be entitled to three weeks paid vacation per year, to be taken at such times as may be approved by the President of the Company. The three weeks of paid vacation shall accrue as follows: (i) in year one, (a) the Employee shall receive one day of vacation per month worked for the first six months, and (b) after the first six months of employment have passed, the Employee shall receive the remaining number of vacation days necessary to bring the annual total of vacation days accrued to three full weeks of vacation; and (ii) after year one, the three weeks of vacation shall accrue on the anniversary of the Commencement Date.

          3.4     Reimbursement of Expenses. The Company shall reimburse the Employee for all reasonable travel, entertainment and other expenses incurred or paid by the Employee in connection with, or related to, the performance of his duties, responsibilities or services under this Agreement, upon presentation by the Employee of documentation, expense statements, vouchers and/or such other supporting information as the Company may request, provided, however, that the amount available for such travel, entertainment and other expenses may be fixed in advance by the Board.

          3.5     Stock Options. As soon as approved by the Company’s Board of Directors (the “Board”) after the Commencement Date, the Company shall grant to the Employee a stock option to purchase 9,084 shares of the Company’s Common Stock, $.01 par value per share (the “Common Stock”). The option shall be granted at fair market value as determined by the Board on the date of grant and shall remain outstanding for five years. The option shall become exercisable as to 2,271 shares on each of the four anniversaries of the date of grant commencing one year from the date of grant. The option shall be subject to an option agreement in the form determined by the Board and shall be granted pursuant to the Company’s 1990 Stock Option Plan. The option shall be an incentive stock option.

          3.6     Relocation Allowance. The Company shall reimburse the Employee for the following direct moving and travel expenses (the “Relocation Expenses”) incurred by him in moving himself and his immediate family from Frederick, Maryland to the Boston, Massachusetts area: (i) direct moving expenses not covered by the military; (ii) roundtrip air fare for the Employee and his immediate family between Maryland and Boston for two househunting trips (such expenses will be reimbursed only if actually incurred); (iii) meals and lodging for seven days for two househunting trips (such expenses will be reimbursed only if actually incurred); and (iv) such other expenses agreed to in writing by the Employee and the Company. The Company shall pay such Relocation Expenses upon presentation by the Employee of documentation, expense statements, vouchers and/or such other supporting information as the Company may request.

     In addition, the Company shall pay the Employee a $10,000 bonus to cover real estate fees and closing costs related to the purchase of a house in the Boston area and sale of the Employee’s house in Maryland.

     4.          Employment Termination. The employment of the Employee by the Company pursuant to this Agreement shall terminate upon the occurrence of any of the following:

          4.1     Expiration of the Employment Period in accordance with Section 1;

          4.2     At the election of the Company, for cause, immediately upon written notice by the Company to the Employee. For the purposes of this Section 4.2, cause for termination shall be deemed to exist upon (a) a good faith finding by the Company of failure of the Employee to perform his assigned duties for the Company, dishonesty, gross negligence or misconduct, or (b) the conviction of the Employee of, or the entry of a pleading of guilty or nolo contendere by the Employee to, any crime involving moral turpitude or any felony;

          4.3     Thirty days after the death or disability of the Employee. As used in this agreement, the term “disability” shall mean the inability of the Employee, due to a physical or mental disability, for a period of 90 days, whether or not consecutive, during any 360-day period to perform the services contemplated under this Agreement. A determination of disability shall be made by a physician satisfactory to both the Employee and the Company, provided that if the Employee and the Company do not agree on a physician, the Employee and the Company shall each select a physician and these two together shall select a third physician, whose determination as to disability shall be binding on all parties;

          4.4     At the election of the Company, upon prior written notice of termination.

     5.          Effect of Termination.

          5.1     Termination for Cause or at Election of Either Party. In the event the Employee’s employment is terminated for cause pursuant to Section 4.2, the Company shall pay to the Employee the compensation and benefits otherwise payable to him under Section 3 through the last day of his actual employment by the Company.

          5.2     Termination for Death or Disability. If the Employee’s employment is terminated by death or because of disability pursuant to Section 4.3 , the Company shall pay to the estate of the Employee or to the Employee, as the case may be, the compensation which would otherwise be payable to the Employee up to the end of the month in which the termination of his employment because of death or disability occurs.

          5.3     Termination Without Cause. In the event the Employee’s employment is terminated without cause pursuant to Section 4.4, the Company shall pay to the Employee compensation and benefits for a period of six months from the last day of the Employee’s actual employment by the Company and reimbursement of any relocation expenses actually incurred by the Employee.

          5.4     Survival. The provisions of Sections 6 and 7 shall survive the termination of this Agreement.

     6.          Non-Compete.

               (a)     During the Employment Period and for a period of three years after the termination or expiration thereof, the Employee will not directly or indirectly:

                    (i)     as an individual proprietor, partner, stockholder, officer, employee, director, joint venturer, investor, lender, or in any other capacity whatsoever (other than as the holder of not more than one percent (1%) of the total outstanding stock of a publicly held company), engage in the business of developing, producing, marketing or selling products of the kind or type developed or being developed, produced, marketed or sold by the Company while the Employee was employed by the Company (the “Business”) ; or

                    (ii)     recruit, solicit or induce, or attempt to induce, any employee or employees of the Company to terminate their employment with, or otherwise cease their relationship with, the Company; or

                    (iii)     solicit, divert or take away, or attempt to divert or to take away, the business or patronage of any of the clients, customers or accounts, or prospective clients, customers or accounts, of the Company which were contacted, solicited or served by the Employee while employed by the Company.

               (b)     The Business (as defined in Subsection 6(a)(i) above) shall not include teaching and research and development activities of a non-commercial nature undertaken by the Employee at an academic institution.

               (c)     If any restriction set forth in this Section 6 is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

               (d)     The restrictions contained in this Section 6 are necessary for the protection of the business and goodwill of the Company and are considered by the Employee to be reasonable for such purpose. The Employee agrees that any breach of this Section 6 will cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.

     7.          Proprietary Information and Developments.

          7.1 Proprietary Information and Developments. Concurrently, with the execution of this Agreement, the Employee shall execute and deliver an Employee Confidential Information and

Invention Assignment Agreement in the form attached hereto as Schedule B.

          7.2     Other Agreements. Employee hereby represents that he is not bound by the terms of any agreement with any previous employer or other party to refrain from using or disclosing any trade secret or confidential or proprietary information in the course of his employment with the Company or to refrain from competing, directly or indirectly, with the business of such previous employer or any other party. Employee further represents that his performance of all the terms of this Agreement and as an employee of the Company does not and will not breach any agreement to keep in confidence proprietary information, knowledge or data acquired by him in confidence or in trust prior to his employment with the Company.

     8.          Notices. All notices required or permitted under this Agreement shall be in writing and shall be deemed effective upon personal delivery or upon deposit in the United States Post Office, by registered or certified mail, postage prepaid, addressed to the other party at the address shown above, or at such other address or addresses as either party shall designate to the other in accordance with this Section 8 .

     9.          Pronouns. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

     10.          Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter of this Agreement.

     11.          Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Employee.

     12.          Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the laws of the Commonwealth of Massachusetts.

     13.          Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business, provided, however, that the obligations of the Employee are personal and shall not be assigned by him.

     14.          Miscellaneous.

          14.1          No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion,

          14.2     The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

          14.3     In case any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year set forth above.

ORAVAX, INC.

By:
Title: President & CEO

EMPLOYEE
Thomas P. Monath, M.D.

SCHEDULE A:

FRINGE BENEFITS

MEDICAL — PRUCARE (Preferred Provider Option from The Prudential)

All services provided by network doctors are covered 100%, with the following co-payments: Doctor’s Visits = $10 Prescription Drugs = $5 Emergency Room visit = $25

All services provided by non-network doctors: $200 deductible/individual; $500/family 80% co-insurance to $10,000

$10,000 life insurance Additional life insurance available at cost from Prudential through payroll deductions

30 day waiting period

DENTAL — CONSOLIDATED GROUP TRUST:

$100 lifetime deductible 1st year 100% Basic coverage 2nd year 50% Major coverage 3rd year 50% orthodontic coverage

1st of the month following employment waiting period

LONG TERM DISABILITY — COMBINED INSURANCE CO.

60% — $5,000 To age 65 accident 5 years illness

90 day waiting period

Schedule B

ORAVAX, INC.

EMPLOYEE CONFIDENTIAL INFORMATION
AND INVENTION ASSIGNMENT AGREEMENT

     As a condition of my employment with OraVax, Inc., its subsidiaries, affiliates, successors or assigns (together the “Company”), and in consideration of my employment with the Company and my receipt of the compensation now and hereafter paid to me by Company, I agree to the following:

     1.          Confidential Information.

          (a)     Information. I agree at all times during the term of my employment and thereafter, to hold in strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, firm or corporation without written authorization of the Board of Directors of the Company, any Confidential Information of the Company. I understand that “Confidential Information” means any Company proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, projects, services, customer lists and customers (including, but, not limited to, customers of the Company on whom I called or with whom I became acquainted during the term of my employment), markets, software, developments, inventions, processes, methods, techniques, formulas, compositions, compounds, technology, designs, drawings, research data, clinical data, hardware configuration information, marketing, finances or other business information disclosed to me by the Company either directly or indirectly in writing, orally or by drawings or observation of parts or equipment. I further understand that Confidential Information does not include any of the foregoing items which has become publicly known and made generally available through no wrongful act of mine or of others who were under confidentiality obligations as to the item or items involved.

          (b)     Former Employer Information. I agree that I will not, during my employment with the Company, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that I will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

          (c)     Third Party Information. I recognize that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. I agree to hold all such confidential or proprietary information in the strictest confidence during the term of my employment and thereafter and not to disclose it to any person, firm or corporation or to use it except as necessary in carrying out my work for the Company consistent with the Company’s agreement with such third party.

     2.          Inventions.

          (a)     Inventions Retained and Licensed. I have attached hereto, as Exhibit A a list describing all inventions, original works of authorship, developments, improvements, and trade secrets which were made by me prior to my employment with the Company (collectively referred to as “Prior Inventions”), which belong to me, which relate to the Company’s proposed business, products or research and development, and which are not assigned to the Company hereunder; or, if no such list is attached, I represent that there are no such Prior Inventions. If in the course of my employment with the Company, I incorporate into a Company product, process or machine a Prior Invention owned by me or in which I have an interest, the Company is hereby granted and shall have a nonexclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use and sell such Prior Invention as part of or in connection with such product, process or machine.

          (b)     Assignment of Inventions. I agree that I will promptly make full written disclosure to the Company, will hold in trust for the sole right and benefit of the Company, and hereby assign to the Company, or its designee, all my right, title, and interest in and to any and all inventions, original works of authorship, developments, discoveries, methods, concepts, improvements or trade secrets, whether or not patentable or registrable under copyright or similar laws, and all related patents, patent applications, copyrights and copyright applications which I may solely or jointly conceive or develop or reduce to practice, or cause to be conceived or developed or reduced to practice, during the period of time I am in the employ of the Company, whether or not during normal working hours or on the premises of the Company (collectively referred to as “Invention”)). I further acknowledge that all original works of authorship which are made by me (solely or jointly with others) within the scope of and during the period of my employment with the Company and which are protectible by copyright are “works made for hire,” as that term is defined in the United States Copyright Act. This Section 2(b) shall not apply to Inventions which do not relate to the present or planned research and development of the Company and which are made and concerned by the Employee not during normal working hours, not on the Company’s premises and not using the Company’s tools, devices, equipment or Proprietary Information.

          (c)     Inventions Assigned to the United States. I agree to assign to the United States government all my right, title, and interest in and to any and all Inventions whenever such full title is required to be in the United States by a contract between the Company and the United States or any of its agencies.

          (d)     Maintenance of Records. I agree to keep and maintain adequate and current written records of all Inventions made by me (solely or jointly with others) during the term of my employment with the Company. The records will be in the form of notes, sketches, drawings, and any other format that my be specified by the Company. The records will be available to and remain the sole property of the Company at all times.

          (e)     Patent and Copyright Registrations. I agree to assist the Company, or its designee, at the Company’s expense, in every proper way to secure the Company’s rights in the Inventions and any copyrights, patents, mask work rights or other intellectual property rights relating thereto in any and all countries, including the disclosure to the Company of all pertinent information and data with respect thereto, the execution of all applications, specifications, oaths, assignments and all other instruments which the Company shall deem necessary in order to apply for and obtain such rights and in order to assign and convey to the Company, its successors, assigns and nominees the sole and exclusive rights, title and interest in and to such Inventions, and any copyrights, patents, mask work rights or other intellectual property rights relating thereto. I further agree that my obligation to execute or cause to be executed, when it is in my power to do so, any such instrument or papers shall continue after the termination of this Agreement. If the Company is unable because of my mental or physical incapacity or for any other reason to secure my signature to apply for or to pursue any application for any United States or foreign patents or copyright registrations covering Inventions or original works of authorship assigned to the Company as above, then I hereby irrevocably designate and appoint the Company and its duly authorized officers and agents as my agent and attorney in fact, to act for and in my behalf and stead to execute and file any such applications and to do all other lawfully permitted acts to further the prosecution and issuance of letters patent or copyright registrations thereon with the same legal force and effect as if executed by me.

     3.          Returning Company Documents. I agree that, at the time of leaving the employ of the Company, I will deliver to the Company (and will not keep in my possession, recreate or deliver to anyone else) any and all devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items developed by me pursuant to my employment with the Company or otherwise belonging to the Company, its successors or assigns. In the event of the termination of my employment, I agree to sign and deliver the “Termination Certification” attached hereto as Exhibit B.

     4.          Notification to New Employer. In the event that I leave the employ of the Company, I hereby grant consent to notification by the Company to my new employer about my rights and obligations under this Agreement.

     5.          Representations. I agree to execute any proper oath or verify any proper document required to carry out the terms of this Agreement. I represent that my performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by me in confidence or in trust prior to my employment by the Company. I have not entered into, and I agree I will not enter into, any oral or written agreement in conflict herewith.

     6.          General Provisions.

          (a)     Governing Law. This Agreement will be governed by the laws of the Commonwealth of Massachusetts.

          (b)     Entire Agreement. This Agreement sets forth the entire agreement and understanding between the Company and me relating to the subject matter herein and merges all prior discussions between us. No modification of or amendment to this Agreement, nor any waiver of any rights under this agreement, will be effective unless in writing signed by the party to be charged. No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of this or any other right. A waiver or consent given by the Company on any one occasion is effective only in that instance and will not be construed as a bar or waiver of any right on any other occasion. Any subsequent change or changes in my duties, salary or compensation will not affect the validity or scope of this Agreement.

          (c)     Severability. If one or more of the provisions in this Agreement are deemed void by law, then the remaining provisions will continue in full force and effect.

          (d)     Successors and Assigns. This Agreement will be binding upon my heirs, executors, administrators and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

          (e)     The restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and are considered by you to be reasonable for such purpose. You agree that any breach of this Agreement will cause the Company substantial and irrevocable damage and therefore, in the event of any such breach, in addition to such other remedies which may be available, the Company shall have the right to seek specific performance and injunctive relief.

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto as of the date set forth below.

Date: 10/18/91	Signature

Thomas P. Monath Name of Employee (typed or printed)

Witness

Acknowledged and
Agreed to:

By: Lance K. Gordon,
President OraVax, Inc.

EXHIBIT A

LIST OF PRIOR INVENTIONS
AND ORIGINAL WORKS OF AUTHORSHIP

Identifying Number
Title	Date	of Brief Description

      X       No inventions or improvements

                Additional Sheets Attached

Signature of Employee:

Print Name of Employee:   Thomas P. Monath

Date: 18 Oct 91

EXHIBIT B

ORAVAX, INC.

TERMINATION CERTIFICATION

     This is to certify that I do not have in my possession, nor have I failed to return, any devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, equipment, other documents or property, or reproductions of any aforementioned items belonging to OraVax, Inc., its subsidiaries, affiliates, successors or assigns (together, the “Company”).

     I further certify that I have complied with all the terms of the Company’s Employee Confidential Information and Invention Assignment Agreement signed by me, including the reporting of any inventions and original works of authorship (as defined therein), conceived or made by me (solely or jointly with others) covered by that agreement.

     I further agree that, in compliance with the Employee Confidential Information and Invention Assignment Agreement, I will preserve as confidential all trade secrets, confidential knowledge, data or other proprietary information relating to products, processes, know-how, designs, formulas, developmental or experimental work, computer programs, data bases, other original works of authorship, customer lists, business plans, financial information or other subject matter pertaining to any business of the Company or any of its employees, clients, consultants or licensees.

     I further agree that for three years from this date, I will not hire any employees of the Company and I will not solicit, induce, recruit or encourage any of the Company’s employees to leave their employment.

Date: _______________

(Employee’s Signature)

(Type/Print Employee’s Name)